March 21, 2017
VIA SEDAR

To:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority, Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Registry
Securities Commission of Newfoundland and Labrador
Superintendent of Securities, Northwest Territories
Superintendent of Securities, Yukon
Superintendent of Securities, Nunavut
Dear Sirs/Mesdames:
Pan American Silver Corp. -
Amended Technical Report for the Dolores Property, Chihuahua, Mexico Effective date: 31 December 2016
Pan American Silver Corp. has filed an amended Technical Report for the Dolores Property, Chihuahua, Mexico, effective date: 31 December 2016 (the “Dolores Report”).

The changes to the Dolores Report are corrections to Table 22.2 - Annual Production Schedule and Cash Flow Forecast on page 88. Revisions have been made to the following rows in Table 22.2:

a)	Recovered - open pit pulp agglomeration ore Au; and

b)	Reclamation expenditures.

The SEDAR project number for the Dolores Report is 02598130.
Yours truly,
Pan American Silver Corp.
By:    signed: “Delaney Fisher”

Delaney Fisher
Vice President Legal Affairs and Corporate Secretary

VAN01: 4711584: v1